February 28, 2022

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 259 to the Registration Statement of Russell Investment Company (filed on December 8, 2021)

Dear Ms. Lithotomos:

This letter responds to comments you provided to me in a telephonic discussion on February 25, 2022 regarding Post-Effective Amendment No. 259 to the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 8, 2021. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	For the Registrant’s Sustainable Equity Fund, please include an 80% policy to invest in ESG-related investments in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

	Response:	As noted in the Registrant’s response dated February 23, 2022, the Registrant pursues a sustainable investment strategy, rather than considering sustainable to be a type of investment, and therefore does not believe that Rule 35d-1 applies to this Fund and respectfully declines to add an 80% policy related to sustainable investments at this time. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the Fund’s name refers to the Fund’s sustainable investment strategy, pursuant to which it takes into account environmental, social and governance considerations and, in particular, seeks to tilt the portfolio toward companies that are expected to contribute to, and benefit from, a transition to a low carbon emission producing economy and away from companies with the greatest exposure to potential negative impacts of such a transition. Because the Registrant pursues a sustainable investment strategy, the Registrant does not believe that the Fund’s name is misleading. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” The Registrant acknowledges the Staff’s concerns in light of this comment and commits to consider the adoption of an 80% policy related to sustainable investments. In this regard, the Registrant notes that the SEC’s regulatory agenda indicates that the SEC will soon consider potential changes to Rule 35d-1. The Registrant will adopt any policy required by an amended Rule 35d-1.

2.	Comment:	Please confirm that each of Registrant’s Funds that has “International” or “Global” in its name invest its assets in investments that are tied economically to a number of countries throughout the world.

	Response:	Confirmed.

Sincerely,

/s/ Jennifer O’Brien

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze